NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Take notice that an annual general meeting (the "Meeting") of the shareholders of Paramount Resources Ltd. (the "Corporation") will be held in the Conference Center at Centrium Place, 332-6th Avenue S.W., Calgary, Alberta, on Wednesday, May 14, 2008, at 10:30 a.m. Calgary time, for the following purposes:

1.

to receive the Consolidated Financial Statements of the Corporation for the fiscal year ended December 31, 2007, together with the report of the auditors thereon;

2.

to elect the directors of the Corporation;

3.

to appoint the auditors of the Corporation;

4.

to transact such other business as may properly come before the Meeting and any adjournment or adjournments thereof.

DATED at Calgary, Alberta, this 14th day of March, 2008.

By order of the Board of Directors

"CHARLES E. MORIN" (signed)

Corporate Secretary

NOTES:

1.

Registered shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and return it in the envelope provided for that purpose.  To be valid, shareholders' duly completed and executed proxies must be deposited either at (a) the registered office of the Corporation at Suite 4700, 888 – 3rd Street S.W., Calgary, Alberta, T2P 5C5, Attention:  Corporate Secretary, or (b) the Corporation's transfer agent, Computershare Trust Company of Canada, Ninth Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Attention:  Proxy Department.  To be valid shareholders' proxies must be deposited at either of the above addresses at least 48 hours (excluding Saturdays and holidays) prior to the commencement of the Meeting or any adjournment thereof.  Beneficial shareholders should refer to the section entitled "Notice to Beneficial Holders of Shares" in the accompanying Management Information and Proxy Circular for information on how to vote their shares.

2.

Shareholders of record as of the close of business on March 28, 2008 will be entitled to receive notice of and vote at the Meeting.

PARAMOUNT RESOURCES LTD.

MANAGEMENT INFORMATION AND PROXY CIRCULAR

AS AT MARCH 14, 2008

ANNUAL GENERAL MEETING OF SHAREHOLDERS

SOLICITATION OF PROXIES

This Management Information and Proxy Circular (the "Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management ("Management") of PARAMOUNT RESOURCES LTD. (the "Corporation" or "Paramount") to be used at the annual general meeting ("Meeting") of holders of the Class A Common Shares ("Common Shares") of the Corporation to be held at the time and place and for the purposes set forth in the accompanying Notice of Annual General Meeting of Shareholders.

The Notice of Annual General Meeting and this Circular are accompanied by a form of proxy.  Proxies are solicited by Management to be used at the Meeting or any adjournment thereof.  Solicitations will be primarily by mail but also may be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of the Corporation.  All costs of the solicitation by Management will be paid by the Corporation.

APPOINTMENT, EXECUTION, DEPOSIT AND REVOCATION OF PROXIES

The persons named in the enclosed proxy are directors of the Corporation.  A shareholder desiring to appoint some other person to represent such shareholder at the Meeting may do so by inserting such person's name in the blank space provided in the enclosed form of proxy or by completing another proper instrument of proxy and, in either case, delivering the completed and executed proxy in the enclosed self-addressed envelope to either (a) the registered office of the Corporation at 4700 – 888 Third Street S.W., Calgary, Alberta T2P 5C5, Attention: Corporate Secretary, or (b) the Corporation's transfer agent, Computershare Trust Company of Canada, Ninth Floor, 100 University Avenue, Toronto, Ontario  M5J 2Y1, Attention:  Proxy Department.  To be valid, shareholders' proxies must be deposited at either of the above addresses at least 48 hours (excluding Saturdays and holidays) prior to the commencement of the Meeting or any adjournment or adjournments thereof.  Failure to properly deposit a form of proxy shall result in its invalidation.

For a shareholder who is an individual, the form of proxy may be signed either by the individual or by his attorney authorized in writing.  In the case of a shareholder which is a body corporate or an association, the proxy shall be in writing executed by a duly authorized officer or by an attorney thereof authorized in writing.  Persons signing as executors, administrators or trustees should so indicate and must provide a true copy of the document establishing their authority.  An authorized person(s) of a partnership should sign in the partnership name.

A shareholder who has signed and returned the enclosed form of proxy may revoke it (a) by signing a proxy bearing a later date and delivering same to the registered office of the Corporation or the Corporation's transfer agent, Computershare Trust Company of Canada, at either of the above addresses at least 48 hours (excluding Saturdays and holidays) prior to the commencement of the Meeting or any adjournment or adjournments thereof, or (b) as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by depositing written notice of revocation at the registered office of the Corporation or the Corporation's transfer agent, Computershare Trust Company of Canada, at either of the above addresses at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or by delivering it to the Chairman of the Meeting at the Meeting, or (c) by attending and voting at the Meeting.

NOTICE TO BENEFICIAL HOLDERS OF SHARES

The information in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold shares in their own name.  Shareholders who do not hold their shares in their own name (referred to in this Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records as the registered holders of shares can be recognized and acted upon at the Meeting.  If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name on the records.  Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., a wholly-owned subsidiary of The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).  The Corporation does not know for whose benefit the shares registered in the name of CDS & Co. are held.  Shares held by brokers or their nominees can only be voted upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers and their agents are prohibited from voting shares for the broker's clients.  Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients.  These instructions should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting.  The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of that broker) is similar to the form of proxy provided to registered shareholders.  However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Services, Inc. (“Broadridge”) (formerly ADP Investor Communications Inc.)  Broadridge typically mails a scannable voting instruction form ("Voting Instruction Form") in lieu of the form of proxy.  The Beneficial Shareholder is requested to complete and return the Voting Instruction Form to Broadridge by mail or facsimile.  Alternatively, the Beneficial Shareholder can use the internet or call a toll-free telephone number to convey his or her voting instructions for the shares held by the Beneficial Shareholder.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting.  A Beneficial Shareholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote shares directly at the Meeting as the Voting Instruction Form must be returned as directed by Broadridge well in advance of the Meeting in order to have the shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of a broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the beneficially owned shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and vote their shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote for or against or withhold from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted on, the shares shall be voted accordingly.  In the absence of such specification such shares will be voted for all matters set out in the proxy.  The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Annual General Meeting and to any other matters which may properly come before the Meeting.  At the time of printing this Circular, Management knows of no such amendment, variation or matter to come before the Meeting other than the matters referred to in the enclosed Notice of Annual General Meeting, but if other matters do properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in their best judgment.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On March 14, 2008, the Corporation had issued and outstanding 67,686,374 Common Shares. Holders of Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and are entitled to one (1) vote in respect of each Common Share held at all meetings of the shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series at such meeting; provided that, if the Corporation fails to pay the full amount of any dividend declared by the Board of the Corporation on the Common Shares on the date specified for payment of such dividend, then, for so long as any dividends remain in arrears on the Common Shares, the holders of the Common Shares shall be entitled to two (2) votes in respect of each Common Share held at all meetings of the shareholders of the Corporation.

To the knowledge of the directors and senior officers of the Corporation, the only person or corporation who beneficially owned, directly or indirectly, or exercised control or discretion over, more than 10 percent of the Common Shares as of March 14, 2008 was Clayton H. Riddell who beneficially owned, directly or indirectly, and exercised control and direction over 33,834,971 Common Shares as of such date, representing 49.99 percent of the outstanding Common Shares as of such date.

RECORD DATE

The record date for the Meeting is March 28, 2008.  Shareholders of record at the close of business on the record date are entitled to receive notice of and to attend and vote at the Meeting.  A shareholder named on the list of registered shareholders maintained by Computershare Trust Company of Canada, the Corporation's registrar and transfer agent, will be entitled to vote the shareholder's shares shown on such list at the Meeting except to the extent that:

(a)

the shareholder has transferred the ownership of any such shares after the record date; and

(b)

the transferee of those shares produces properly endorsed share certificates or otherwise establishes that the transferee owns the shares and demands not later than ten days before the Meeting that the transferee's name be included on the list, in which case the transferee is entitled to vote those shares at the Meeting.

When any share is held jointly by two or more persons, any one of them may vote at the Meeting, in person or by proxy, in respect of the share.  If, however, more than one of them shall be present at the Meeting, in person or by proxy, and such joint owners disagree as to any vote to be cast, the joint owner whose name appears first in the register of shareholders maintained by the transfer agent of the Corporation shall be entitled to cast the vote in person or by proxy.

ELECTION OF DIRECTORS

The Articles of the Corporation provide that the Board shall consist of a minimum of three and a maximum of twelve directors.  The number of directors proposed to be elected at the Meeting is eleven, each of whom shall serve until their respective successors are elected or appointed, as described below.

The persons named as attorney and proxy in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below, all of whom are now members of the Board and have been since the dates indicated below.  Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should for any reason occur prior to the Meeting, the persons named in the enclosed proxy reserve the right to use their discretion in voting for another nominee unless the shareholder has specified in the proxy that the proxy is without authority to vote on the election.  Each director elected will hold office until the next annual meeting or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated.  All proposed nominees have consented to be named in this Circular to stand for election and to serve as directors if elected.

The Board has no Executive Committee.  A Lead Director position has been established, and Mr. Roy currently holds this position.  The Board has four committees:  an Audit Committee comprised of Messrs. Gorman (Chair), MacInnes, Roy and Thomson; a Compensation Committee comprised of Mr. C. H. Riddell, Chairman of the Board and CEO of the Corporation (Chair), and Messrs. MacInnes and Roy; an Environmental, Health and Safety Committee comprised of Messrs. Wylie (Chair), MacInnes and Roy; and a Corporate Governance Committee comprised of Messrs. Roy (Chair and Lead Director), Gorman, Jungé, MacInnes and Thomson.

The following table states the name and place of residence of all the persons proposed to be nominated for election as directors, other positions and offices with the Corporation presently held by them, their principal occupations in the prior five years, the year in which they became directors of the Corporation, the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, by them as of March 14, 2008, and the number of options to acquire Common Shares held by them as of March 14, 2008.

C. H. Riddell(4) Calgary, Alberta, Canada Chief Executive Officer Paramount Resources Ltd. Director Since: 1978 Shareholdings: 33,834,971(1) Options: 965,000

Mr. Riddell has been the Chairman of the Board, Chief Executive Officer and a director since 1978.  Until June 2002 he was also the President.  He is a director and the Chief Executive Officer of MGM Energy Corp. (a public oil and gas exploration company).  He is the Chairman of the Board of Paramount Energy Operating Corp., a wholly-owned subsidiary and the administrator of Paramount Energy Trust (a public energy trust), and Trilogy Energy Ltd., a wholly-owned subsidiary and the administrator of Trilogy Energy Trust (a public energy trust).  Mr. Riddell is also the Chairman of the Board of Newalta Income Fund and its wholly–owned subsidiary, Newalta Corporation (a public industrial waste management and environmental services company), and a director of Duvernay Oil Corp. (a public oil and gas exploration and development company).  He graduated from the University of Manitoba with a Bachelor of Science (Honours) degree in Geology and is currently a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Canadian Society of Petroleum Geologists, and the American Association of Petroleum Geologists.

J. H. T. Riddell(3)(4) Calgary, Alberta, Canada President and Chief Operating Officer Paramount Resources Ltd. Director Since: 2000 Shareholdings: 541,886 Options: 1,000,000

Mr. Riddell has been the President and Chief Operating Officer since June 2002 and a director since 2000.  From May 1991 until June 2002, he held various positions with the Corporation.  Mr. Riddell is also the President, Chief Executive Officer and a director of Trilogy Energy Ltd., a wholly-owned subsidiary and the administrator of Trilogy Energy Trust (a public energy trust); a director and the Chairman of the Board of MGM Energy Corp. (a public oil and gas exploration company); and a director of Big Rock Brewery Ltd., a wholly-owned subsidiary and the administrator of Big Rock Brewery Income Trust (a public business trust which produces and markets beer).  He graduated from Arizona State University with a Bachelor of Science degree in Geology and from the University of Alberta with a Master of Science degree in Geology.

J. C. Gorman(4) Calgary, Alberta, Canada Retired Director Since: 2002 Shareholdings: 6,251 Options: 29,500

Mr. Gorman has been a director of the Corporation since 2002. Prior to his retirement in 2000, he was the President and CEO of an energy trading, marketing and financial services company from 1996 to 2000 and a corporate banker with the Bank of Montreal (a Canadian chartered bank) from 1972 to 1996, retiring as Senior Vice President, Natural Resources Group.  Mr. Gorman obtained a Bachelor of Arts degree from the University of Ottawa and a Master of Business Administration degree from the University of Western Ontario.

D. Jungé, C.F.A.(2)(4) Bryn Athyn, Pennsylvania, U.S.A. Chairman, CEO and President Pitcairn Trust Company Director Since: 2000 Shareholdings: 184,425(2) Options: 25,750

Mr. Jungé has been a director of the Corporation since 2000.  He has been the Chairman of the Board of the Pitcairn Trust Company (a private trust company) since 1991 and its CEO and President since 2006.  Mr. Jungé also holds a number of director and trustee positions with philanthropic organizations.  Mr. Jungé obtained a Bachelor of Science degree in Economics and Finance from Lehigh University, was designated a Chartered Financial Analyst by the Institute of Chartered Financial Analysts in 1978 and is a member of the Financial Planning Association and the Association for Investment Management and Research.

D. M. Knott(4) Syosset, New York, U.S.A. Managing General Partner Knott Partners, L.P. Director Since: 1998 Shareholdings: 2,148,601 Options: 30,750

Mr. Knott has been a director of the Corporation since 1998.  He has been the Managing General Partner of Knott Partners, LP (a private investment firm) and the Chief Executive Officer of Dorset Management Corp. (a private investment firm) since 1987.  Mr. Knott is also a trustee of several philanthropic organizations.  Mr. Knott graduated from the University of Pennsylvania with a Bachelor of Arts degree in Political Science and a Master of Business Administration degree in finance from the University of Pennsylvania's Wharton School.

W. B. MacInnes, Q.C.(4) Calgary, Alberta, Canada Retired Director Since: 1978 Shareholdings: 8,001 Options: 25,750

Mr. MacInnes has been a director of the Corporation since 1978.  From 2001 to 2004 he was counsel to Gowling Lafleur Henderson LLP (a national law firm).  Prior thereto he was a partner with, and counsel to, Ballem MacInnes LLP (a Calgary law firm).  Mr. MacInnes graduated from the University of Manitoba with a Bachelor of Laws (Honours) degree and is a member of the Canadian Bar Association.

V. S. A. Riddell(4) Calgary, Alberta, Canada Business Executive Director Since: 1978 Shareholdings: 702,151 Options: 27,000	Ms. Riddell has been a director of the Corporation since 1978.
S. L. Riddell Rose(4) Calgary, Alberta, Canada President and Chief Executive Officer Paramount Energy Operating Corp. Director Since: 2000 Shareholdings: 157,762 Options: 27,000

Ms. Riddell Rose has been a director of the Corporation since 2000.  She joined Paramount Resources Ltd. in 1990 and in June 2002 transitioned from the position of Corporate Operating Officer to President of Paramount Energy Operating Corp., the administrator of Paramount Energy Trust, a public energy trust created through a dividend-in kind to shareholders of Paramount Resources Ltd. Since 2002, she has also been a director and since 2005, the Chief Executive Officer, of Paramount Energy Operating Corp.  Prior to joining the Corporation, she was a geological engineer with Shell Canada Limited (a public oil and gas exploration and development company).  Ms. Riddell Rose graduated from Queen's University with a Bachelor of Science degree in Geological Engineering.  Ms. Riddell Rose is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Canadian Society of Petroleum Geologists, and the American Association of Petroleum Geologists, a past governor of the Canadian Association of Petroleum Producers and co-chair of the Coalition of Canadian Energy Trusts.

J. B. Roy(4) Calgary, Alberta, Canada Business Executive Director Since: 1981 Shareholdings: 34,001 Options: 30,750

Mr. Roy has been a director of the Corporation since 1981.  He is an independent businessman.  Prior to December 1, 2003, he had served as the Vice-President and Director, Investment Banking of Jennings Capital Inc. (a private investment banking firm).  From 1970 to 1996, he held various positions at Greenshields Incorporated and its successor, Richardson Greenshields of Canada Ltd. (private investment banking firm).  Mr. Roy graduated from Queen's University with a Bachelor of Science degree in Mechanical Engineering and received a Diploma in Management from McGill University.  He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

A. S. Thomson(4) Sidney, British Columbia, Canada Retired Director Since: 1992 Shareholdings: 8,001 Options: 30,750

Mr. Thomson has been a director of the Corporation since 1992.  He is a retired businessman.  Prior to his retirement, Mr. Thomson was the President of Touche Thomson & Yeoman Investment Consultants Ltd. (a private investment firm), which primarily advised clients on investments in the Canadian oil and gas industry, a position he held since 1975.  Mr. Thomson graduated from the University of St. Andrews, Scotland, with a Master of Arts (Honours) degree in Political Economy and Geography.  He is a past President of both the Alberta Society of Financial Analysts and the Economics Society of Alberta.

B. M. Wylie(4) Calgary, Alberta, Canada Business Executive Director Since: 1978 Shareholdings: 26,709 Options: 25,750

Mr. Wylie has been a director of the Corporation since 1978 and was Executive Vice President and Vice President, Land of the Corporation until 1996.  Since his retirement in 1996, he has provided certain consulting services to the Corporation.  He graduated from the University of California, Berkeley, with a Bachelor of Arts degree.  Mr. Wylie is a member of the American Association of Professional Landmen and the Canadian Association of Professional Landmen.

Notes:

(1)

23,900,100 of these shares are held by Warner Investment Holdings Ltd., 7,735,170 are held by Dreamworks Investment Holdings Ltd. and 935,800 are held by Paramount Oil & Gas Ltd. and its subsidiaries, in all of which C. H. Riddell is the controlling shareholder.

(2)

Mr. Jungé is Chairman, President and CEO of Pitcairn Trust Company that owns, in a fiduciary capacity as trustee or investment advisor for clients, 424,011 Common Shares of Paramount.  Of these shares, 66,851.5 are owned by trusts for which Mr. Jungė serves as a co-trustee, and 184,425 are beneficially owned, directly or indirectly, by Mr. Jungé.

(3)

Mr. J. H. T. Riddell was a director of Jurassic Oil and Gas Ltd. ("Jurassic"), a private oil and gas company, within one year prior to such company becoming bankrupt.  Jurassic's bankruptcy was subsequently annulled.

(4)

Paramount is, and has been since 1992, the general partner of T.T.Y. Paramount Partnership No. 5 ("TTY"), a limited partnership which is an unlisted reporting issuer in certain provinces of Canada.  TTY was established in 1980 to conduct oil and gas exploration and development, but has not carried on operations since 1984 and currently has nominal assets.  A cease trade order against TTY was issued by the Quebec Securities Commission in 1999 for failing to file the June 30, 1998 interim financial statements in Quebec.  TTY received exemptions from filing interim financial statements in Alberta in 1985 and in Manitoba and Ontario in 1986.  Paramount intends to dissolve TTY in 2008.

The information as to Common Shares owned directly or indirectly by each nominee, not being within the knowledge of the Corporation, has been furnished by the nominee.

EXECUTIVE COMPENSATION

The following table and notes thereto provide a summary of compensation earned during each of the three most recently completed financial years by the Chief Executive Officer, Chief Financial Officer and the three next most highly compensated executive officers of the Corporation (the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE

		Annual Compensation(1)		Long-term Compensation	All Other
Name and		Salary	Bonus(2)	Share Options	Compensation
Principal Position	Year	($)	($)	Granted (#)	($)
Clayton H. Riddell	2007	434,500(5)	3,874,900(6)	425,000	---
Chief Executive Officer	2006	404,000	429,370	377,500	---
	2005	353,250	309,800	200,000	---

James H. T. Riddell	2007	434,500	1,189,360	425,000	---
President and	2006	404,000	1,429,370	225,000	---
Chief Operating Officer	2005	353,250	1,309,800	325,000	---

Bernard K. Lee	2007	264,500(5)	142,932	70,000	---
Chief Financial Officer	2006	244,000(3)	216,846	25,000	---
	2005	228,250(4)	162,311	50,000	---

Charles E. Morin	2007	264,500(5)	143,098	65,000	---
Corporate Secretary	2006	244,000(3)	217,227	25,000	---
	2005	228,250(4)	164,072	50,000	---

Geoffrey W. P. McMillan	2007	219,500	136,218	65,000	---
Corporate Operating Officer	2006	194,000	120,719	25,000	---
	2005	168,250	13,724	22,000	---

Notes:

(1)

"Other Annual Compensation" has not been included in the Summary Compensation Table because it is less than $50,000 and 10 percent of each Named Executive Officer's salary and bonus for the periods indicated.

(2)

The bonus consists of payments made under the Stock Incentive Plan ("SIP") (see description under "Report on Executive Compensation" below) and a cash bonus.

(3)

The amounts shown as salary for Mr. Lee and Mr. Morin in 2006 include $60,583 each which have been allocated to, and reimbursed by, Trilogy Energy Ltd., the administrator of Trilogy Energy Trust, for services rendered by these individuals from January to June 2006 in their capacities as officers of Trilogy Energy Ltd., pursuant to a Services Agreement dated April 1, 2005 between Paramount Resources, a wholly-owned subsidiary of the Corporation, and Trilogy Energy Ltd., under which Paramount Resources provides administrative and operating services to Trilogy Energy Trust and its subsidiaries.

(4)

The amounts shown as salary for Mr. Lee and Mr. Morin in 2005 include $91,558 and $92,932, respectively, which have been allocated to, and reimbursed by, Trilogy Energy Ltd., the administrator of Trilogy Energy Trust, for services rendered by these individuals in their capacities as officers of Trilogy Energy Ltd., pursuant to a Services Agreement dated April 1, 2005 between Paramount Resources, a wholly-owned subsidiary of the Corporation, and Trilogy Energy Ltd., under which Paramount Resources provides administrative and operating services to Trilogy Energy Trust and its subsidiaries.

(5)

The amounts shown as salary for Mr. C. H. Riddell, Mr. Lee and Mr. Morin in 2007 include $21,725.00, $65,067.00 and $2,195.35, respectively, which have been allocated to, and reimbursed by MGM Energy Corp. for services rendered by these individuals in their capacities as officers of MGM Energy Corp. pursuant to a Services Agreement dated January 12, 2007, between Paramount and MGM Energy Corp., under which Paramount provides administrative and operating services to MGM Energy Corp.

(6)

The bonus shown for Mr. C. H. Riddell includes 150,000 Paramount common shares granted to Mr. C. H. Riddell as a bonus under the Corporation's stock incentive plan in relation to Mr. Riddell's negotiation of the sale of the Corporation's North American Oil Sands shares.

STOCK OPTION PLAN

A Stock Option Plan (the "Option Plan") was approved by the Board at a meeting held on November 30, 2000, and was approved by the shareholders at the annual and special meeting of the shareholders held on June 14, 2001.  The Option Plan enables the Corporation's Board or the Compensation Committee of the Board to grant to key employees, officers and non-management directors of the Corporation options to acquire Common Shares.  The addition of non-management directors as eligible optionholders was approved by the Board in June 2003 and ratified by the shareholders at the annual and special meeting of shareholders held on June 2, 2004.  At the annual and special meeting of shareholders held on May 10, 2006, the shareholders approved the grant of options under the Option Plan above the fixed number available for grant, changing the Option Plan to a 10 percent "rolling" plan and other amendments to the Option Plan.

As at March 14, 2008, there were options to acquire 6,206,750 Common Shares outstanding under the Option Plan, representing approximately 9.17 percent of the total number of outstanding Common Shares as at such date.

Up to 10 percent of the issued and outstanding Common Shares from time to time (i.e. on a "rolling" basis) may be issuable upon exercise of options granted under the Option Plan.  The maximum number of Common Shares that may be reserved for issuance to insiders pursuant to options granted under the Option Plan and any other share compensation arrangement, in the aggregate and within any one-year period, is 10 percent of the number of Common Shares outstanding.  The maximum number of Common Shares that may be issued to any one insider (and such insider's associates) under the Option Plan and any other share compensation arrangement within a one-year period is 5 percent of the number of Common Shares outstanding.

The exercise price of an option will be no lower than the closing price on the Toronto Stock Exchange of the Common Shares on the trading day preceding the date of grant.  Under the Option Plan, optionholders may, at their election, either exercise their options for Common Shares or surrender their options for a cash payment in an amount equal to the positive difference, if any, between the market price and the exercise price of the number of Common Shares in respect of which the option is surrendered; the "market price" being the weighted average trading price of the Corporation's Common Shares on the Toronto Stock Exchange for the five (5) trading days preceding the date of surrender.  In no circumstances will either the optionholder or the Corporation, at any time, be obligated to surrender options or accept the surrender of options, as the case may be.  Where a cash payment is made upon the surrender of an option, the right to the underlying Common Shares is forfeited.

Each option (unless terminated earlier in accordance with the terms, conditions and limitations of the option) shall be exercisable during such period, not exceeding ten years from the date the option was granted, as the Board may determine.  Options currently outstanding under the Option Plan have various vesting terms and termination dates.  All currently outstanding options terminate no later than 2013.

In the event an optionholder ceases to be employed with, or ceases to be a director of, the Corporation for any reason, other than death, whether by resignation, retirement, long-term disability, dismissal or otherwise, the optionholder shall have sixty (60) days from the date of such termination, subject to such shorter or longer period as may be otherwise determined by the Board and specified in an option agreement (such period in any event not to exceed three (3) years) to exercise the then remaining vested number of options.  The option agreements governing all of the outstanding options specify a shorter period of three (3) days for such exercise except for situations involving retiring employees who are 60 years of age or older and directors who resign or who are not re-elected as directors, in which cases they shall have 60 days from the date of such retirement or ceasing to act as a director to exercise the then remaining vested number of options.  At the sole discretion of the Board, an option will be exercisable by an optionholder as to 100 percent of the optioned Common Shares or any part thereof on and after a change of control or a sale of all or substantially all of the Corporation's assets.

An option may be exercised only by the optionholder and will not be assignable, except on death.  An optionholder only has rights as a shareholder of the Corporation with respect to Common Shares that the optionholder has acquired through exercise of an option.  Nothing in the Option Plan or in any option agreement confers on any optionholder any right to remain as an officer, director or employee of the Corporation or any subsidiary.

Adjustments will be made to the number of Common Shares delivered to an optionholder upon exercise of an option and the maximum number of Common Shares that may at any time be reserved for issuance pursuant to options granted under the Option Plan in certain circumstances, such as a stock split, consolidation, reorganization, merger, dissolution, or sale of all or substantially all of the assets of the Corporation; provided however, that in the case of a reorganization, merger, dissolution or sale of all or substantially all of its assets, the Corporation may satisfy any obligation to an optionholder by paying an amount in cash equal to the difference between the fair market value (as determined by the Board) of the securities to which the optionholder would be entitled upon such event and the exercise price of all unexercised options.

No financial assistance is provided by the Corporation to optionholders to facilitate the exercise of their options.

The Option Plan may be amended, suspended or discontinued by the Board at any time provided that no such amendment may adversely alter or impair any option previously granted without the consent of the holder thereof.  Any amendment to the Option Plan is subject to any required approval of the Toronto Stock Exchange and shareholders.  However, amendments relating to the following matters may be approved by the Board without the approval of shareholders, provided that such amendments do not contravene the requirements of the Toronto Stock Exchange or applicable securities law: (a) altering, extending or accelerating the terms of vesting applicable to any option or group of options; (b) altering the terms and conditions of vesting applicable to an option or group of options; (c) changing the termination provisions of an option, provided that the change does not entail an extension beyond the original expiry date of such option; (d) accelerating the expiry date of an option; (e) determining the adjustment provisions pursuant to the Option Plan; (f) amending the definitions in the Option Plan and other amendments of a "housekeeping" nature; and (g) amending or modifying the mechanics of exercise of options.

STOCK OPTION GRANTS FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2007

Name and Principal Position	Stock Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price per Share ($)	Market Value of Shares Underlying Options on the Date of Grant ($)	Expiration Date

C. H. Riddell Chief Executive Officer	125,000 300,000	12.93%	20.52 12.97	20.52 12.97	April 30, 2012 April 30, 2013
J. H. T. Riddell President and Chief Operating Officer	125,000 300,000	12.93%	20.52 12.97	20.52 12.97	April 30, 2012 April 30, 2013
B. K. Lee Chief Financial Officer	25,000 45,000	2.13%	20.52 12.97	20.52 12.97	April 30, 2012 April 30, 2013
C. E. Morin Corporate Secretary	25,000 40,000	1.98%	20.52 12.97	20.52 12.97	April 30, 2012 April 30, 2013
G. W. P. McMillan Corporate Operating Officer	25,000 40,000	1.98%	20.52 12.97	20.52 12.97	April 30, 2012 April 30, 2013

STOCK OPTIONS EXERCISED DURING 2007AND YEAR-END VALUES AT DECEMBER 31, 2007

	Securities Acquired on	Aggregate Value	Unexercised Stock Options at Financial Year End		Value of Unexercised in-the Money Stock Options at Financial Year End(1)
Name and	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Principal Position	(#)	($)	(#)	(#)	($)	($)

C. H. Riddell	0	0	165,000	800,000	125,125	235,000
Chief Executive Officer

J. H. T. Riddell	65,000	1,060,500	200,000	800,000	254,250	251,000
President and Chief Operating Officer

B. K. Lee	23,200	343,154	0	145,000	0	40,850
Chief Financial Officer

C. E. Morin	21,000	234,630	15,000	120,000	48,450	34,000
Corporate Secretary

G. W. P. McMillan	15,000	260,700	13,500	106,000	71,235	31,760
Corporate Operating Officer

Note:

(1)

Based upon the closing price of a Common Share on the Toronto Stock Exchange on Monday, December 31, 2007, of $13.70.

HOLDCO OPTIONS(1) SURRENDERED FOR CASH DURING 2007 AND YEAR-END VALUES AT DECEMBER 31, 2007

Name and	Securities	Aggregate Value	Unexercised Holdco Options at Financial Year End		Value of Unexercised in-the Money Holdco Options at Financial Year End(2)
Principal Position	Surrendered	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
	(#)	($)	(#)	(#)	($)	($)

C. H. Riddell	0	0	12,500	0	30,200	0
Chief Executive Officer

J. H. T. Riddell	0	0	25,000	0	60,400	0
President and Chief Operating Officer

B. K. Lee	0	0	5,000	0	12,080	0
Chief Financial Officer

C. E. Morin	5,000	38,000	0	0	0	0
Corporate Secretary

G. W. P. McMillan	0	0	2,500	0	6,040	0
Corporate Operating Officer

Notes:

(1)

Effective April 1, 2005, with the spinout of Trilogy Energy Trust, all of the Corporation's then existing stock options were replaced, with the approval of the Corporation's shareholders, with Paramount Post-Arrangement Options and Holdco Options as each term is defined and more particularly described in the Corporation's Information Circular in respect of the spinout of Trilogy Energy Trust dated February 28, 2005.

(2)

Based upon the value of Holdco shares using a closing price of a Trilogy trust unit on the Toronto Stock Exchange on Monday, December 31, 2007, of $6.89.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Option Plan is the only compensation plan under which equity securities of the Corporation have been authorized for issuance.  As of December 31, 2007, there was an aggregate of 6,430,000 options outstanding under the Option Plan, the details of which are as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options as at December 31, 2007	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issues under equity compensation plans (excluding securities reflected in the first column) as at December 31, 2007
Equity compensation plans approved by securityholders – Option Plan	6,430,000	19.485	338,477
Equity compensation plans not approved by securityholders	None	None	None
Total	6,430,000		338,477

COMPOSITION OF COMPENSATION COMMITTEE

The Compensation Committee is comprised of Mr. C. H. Riddell, the Chief Executive Officer who is Chairman of the Board and Chair of the Committee, and Messrs. W. B. MacInnes and J. B. Roy.  Mr. Riddell is also a member of the Compensation Committee of Paramount Energy Operating Corp., a wholly-owned subsidiary and the administrator of Paramount Energy Trust, and Trilogy Energy Ltd., a wholly-owned subsidiary and the administrator of Trilogy Energy Trust.

REPORT ON EXECUTIVE COMPENSATION

The role of the Board is to assess the performance, and review succession plans, of key executive positions.  It is the responsibility of the Compensation Committee of the Board to make recommendations on executive compensation matters.

The compensation philosophy of the Corporation is to be competitive with other natural resource companies in order to attract, retain and motivate a highly qualified workforce and provide career opportunities within the Corporation.  The compensation practice for executives is built around reward systems that recognize financial results and individual performance.  Currently, three primary components comprise the compensation program:  base salary, bonuses (cash and/or Common Shares under the Stock Incentive Plan) and long-term incentives provided through periodic stock option grants.

Base Salary – Base ranges are approved by the Compensation Committee.  The base rates are intended to be competitive in the market applicable to the Corporation's business and are intended to allow the organization to recruit and retain qualified employees.  The Corporation subscribes to a compensation survey prepared by an independent consultant to provide data to support the development of competitive compensation plans.

Bonuses – Cash and Common Shares under the Stock Incentive Plan ("SIP")

Cash Bonuses – The intent of cash bonuses is to reward executives who have met or exceeded their goals and shown exceptional performance which has contributed to the success of the Corporation. Cash bonuses are made annually, subject to specified company targets being met.  The Compensation Committee, based upon the recommendations of the CEO, determines the cash bonuses for the Named Executive Officers, other than the CEO, whose cash bonus is determined by the Board.

SIP – The intent of the SIP is to reward executives who have met or exceeded their goals and shown exceptional performance which has contributed to the success of the Corporation, as well as to encourage long-term investment and ownership of the Corporation's shares.  Awards of Common Shares under the SIP are made annually, subject to specified company targets being met. The CEO’s SIP bonus is determined by the Board.  Each executive also has an individual target as determined by the CEO.  The monetary value of the award is determined and divided by the fair market value of the Corporation's shares, calculated as the five-day weighted average trading price on the Toronto Stock Exchange, in order to determine the number of shares an executive is granted.  The awarded shares are purchased on the open market by a trustee on behalf of the Corporation for the benefit of the grantees.  With the exception of the CEO and the President and Chief Operating Officer whose SIP bonuses vest when they are declared, one-third of the shares granted vest immediately; one-third vest one year later and the last third vest two years later.

Long-Term Incentives – Long-term compensation is comprised of stock options which are granted periodically.  The Compensation Committee, based upon the recommendations of the CEO, determines the stock option grants for the Named Executive Officers other than the CEO whose stock option grant is determined by the Board.  These are intended to focus executives on the long-term goals of the Corporation and the interests of the shareholders.  Grants of stock options generally have a four-year vesting term and have no value if the stock price does not appreciate.  By this approach, executive and shareholder interests are closely aligned.

COMPENSATION OF CHIEF EXECUTIVE OFFICER ("CEO")

On an annual basis, the Compensation Committee reviews the compensation (including base salary, bonuses and long-term incentives) of Mr. C. H. Riddell, the CEO of the Corporation, and makes a recommendation to the Board for approval.  In evaluating the compensation of Mr. Riddell, the Committee considers his general management expertise and experience.  In addition to financial and operational results, the Committee considers factors relevant to the natural resource industry and the overall public image of the Corporation.  The evaluation against these criteria is directly related to the incentive payments awarded.  In 2007 Paramount utilized the Mercer survey to compare compensation paid to its chief executive officer to that of similar-sized corporations.

For 2007 Mr. C. H. Riddell received a base salary of $435,500 (a 7.8 percent increase from 2006)

Submitted on behalf of the Compensation Committee

C. H. Riddell, Chair

W. B. MacInnes

J. B. Roy

STOCK PERFORMANCE GRAPH

	31/12/02	31/12/03	31/12/04	30/12/05	29/12/06	31/12/07
Paramount Resources Ltd	100	103	265	614	477	277
S&P/TSX Composite Index	100	127	145	180	211	232
S&P/TSX Oil & Gas Exploration and Production Index	100	120	169	294	297	328
S&P/TSX Oil & Gas GICS Industry Index	100	126	164	269	289	315

*prepared by Hay Group Limited

Notes:

(1)

Assuming an investment of $100 and the reinvestment of dividends, including the dividend-in-kind of trust units of Paramount Energy Trust paid in February 2003.

(2)

For purposes of this graph, it has been assumed that the one trust unit paid out for every 6.071646 Common Shares of the Corporation and the three trust units acquired upon exercise of the accompanying rights offered by Paramount Energy Trust were sold and the proceeds (net of the exercise price of the rights and without taking brokerage fees into account) were used to buy Common Shares of the Corporation at the closing price on February 12, 2003, the dividend payment date.

(3)

For purposes of this graph, it has also been assumed that the one trust unit of Trilogy Energy Trust received for each common share held by shareholders in connection with the spinout of Trilogy was sold on the first day of trading on April 6, 2005, and the net proceeds were used to buy Common Shares of the Corporation.

(4)

For purposes of this graph, it has been assumed that 1 MGM Energy Corp. common share and 5 short and long term warrants were issued for every 25 Paramount Common Shares and these were not distributed until January 22, 2007.  It was further assumed that the total realizable value of the short term and long term warrants as of January 22, 2007 was $0.40 and $0.00 respectively.  The total value that a Paramount shareholder could realize on January 22, 2007 per 25 Paramount Common Shares was $7.40 which represents the sum of the value of the MGM Energy Corp common share plus the value of the short term and long term warrants on the same date (equalling $0.296 per Paramount Common Share).  It has been assumed that this total value was converted into Paramount Common Shares based on the closing price on January 22, 2007.

COMPENSATION OF DIRECTORS

The aggregate cash compensation paid to the nine directors, other than executive officers, in the last completed fiscal year was $295,000.

Each director, other than those who are executive officers, is entitled to a fee of $1,000 for each meeting of the Board or committee of the Board attended, for each shareholders' meeting attended and for attendance to sign resolutions from time to time.

During the most recently completed financial year the cash compensation paid to each director, other than executive officers, also included an honorarium of $10,000.  Non-management chairs receive an additional annual honorarium of $5,000, and the Lead Director receives an additional annual honorarium of $10,000.

STOCK OPTION GRANTS TO NON-MANAGEMENT DIRECTORS FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2007

Director Name	Stock Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price per Share ($)	Market Value of Shares Underlying Options on the Date of Grant ($)	Expiration Date
J. C. Gorman	5,000 5,000	0.30%	20.52 12.97	20.52 12.97	April 30, 2012 April 30, 2013
D. Jungé	5,000 5,000	0.30%	20.52 12.97	20.52 12.97	April 30, 2012 April 30, 2013
D. M. Knott	5,000 5,000	0.30%	20.52 12.97	20.52 12.97	April 30, 2012 April 30, 2013
W. B. MacInnes	5,000 5,000	0.30%	20.52 12.97	20.52 12.97	April 30, 2012 April 30, 2013
V. S. A. Riddell	5,000 5,000	0.30%	20.52 12.97	20.52 12.97	April 30, 2012 April 30, 2013
S. L. Riddell Rose	5,000 5,000	0.30%	20.52 12.97	20.52 12.97	April 30, 2012 April 30, 2013
J. B. Roy	5,000 5,000	0.30%	20.52 12.97	20.52 12.97	April 30, 2012 April 30, 2013
A. S. Thomson	5,000 5,000	0.30%	20.52 12.97	20.52 12.97	April 30, 2012 April 30, 2013
B. M. Wylie	5,000 5,000	0.30%	20.52 12.97	20.52 12.97	April 30, 2012 April 30, 2013

STOCK OPTIONS EXERCISED DURING 2007 AND YEAR-END VALUES AT DECEMBER 31, 2007

	Securities Acquired on	Aggregate Value	Unexercised Stock Options at Financial Year End		Value of Unexercised in-the Money Stock Options at Financial Year End(1)
	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Director Name	(#)	($)	(#)	(#)	($)	($)
J. C. Gorman	12,500	172,875	6,500	23,000	35,578	4,930
D. Jungé	1,250	16,056	2,750	23,000	440	4,930
D. M. Knott	25,000	497,000	7,750	23,000	47,290	4,930
W. B. MacInnes	8,750	119,776	2,750	23,000	440	4,930
V. S. A. Riddell	15,000	233,050	4,000	23,000	12,153	4,930
S. L. Riddell Rose	28,750	468,775	4,000	23,000	12,153	4,930
J. B. Roy	25,000	411,750	7,750	23,000	47,290	4,930
A. S. Thomson	10,000	163,000	7,750	23,000	47,290	4,930
B. M. Wylie	7,500	131,750	4,000	23,000	12,153	4,930

Note:

(1)

Based upon the closing price of a Common Share on the Toronto Stock Exchange on Monday, December 31, 2007, of $13.70.

HOLDCO OPTIONS(1) SURRENDERED FOR CASH DURING 2007 AND YEAR-END VALUES AT DECEMBER 31, 2007

	Securities	Aggregate Value	Unexercised Holdco Options at Financial Year End		Value of Unexercised in-the Money Holdco Options at Financial Year End(2)
	Surrendered	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Director Name	(#)	($)	(#)	(#)	($)	($)

J. C. Gorman	0	0	1,250	0	3,020	0
D. Jungé	1,250	8,550	0	0	0	0
D. M. Knott	25,000	266,500	5,000	0	12,080	0
W. B. MacInnes	1,250	9,300	0	0	0	0
V. S. A. Riddell	0	0	1,250	0	3,020	0
S. L. Riddell Rose	0	0	1,250	0	3,020	0
J. B. Roy	7,500	69,525	2,500	0	6,040	0
A. S. Thomson	10,000	92,700	5,000	0	12,080	0
B. M. Wylie	7,500	78,588	1,250	0	3,020	0

Notes:

(1)

Effective April 1, 2005, with the spinout of Trilogy Energy Trust, all of the Corporation's then existing stock options were replaced, with the approval of the Corporation's shareholders, with Paramount Post-Arrangement Options and Holdco Options as each term is defined and more particularly described in the Corporation's Information Circular in respect of the spinout of Trilogy Energy Trust dated February 28, 2005.

(2)

Based upon the value of Holdco shares using a closing price of a Trilogy trust unit on the Toronto Stock Exchange on Monday, December 31, 2007, of $6.89.

CORPORATE GOVERNANCE

The Corporation is committed to implementing effective and best practices in corporate governance.  In this regard, in 2003 the Corporate Governance Committee of the Board undertook an in-depth review of its corporate governance practices with a view to assessing, and where appropriate, updating its current governance practices.  The Corporate Governance Committee provides a focus on corporate governance that seeks to enhance corporate performance and ensure, on behalf of all stakeholders, that the Corporation has an effective corporate governance regime.

The Committee is presently comprised of J. B. Roy (Chair and Lead Director), J. C. Gorman, D. Jungé, W. B. MacInnes and A. S. Thomson.  All members are unrelated, independent and non-management directors as defined by applicable securities laws.

In developing its approach to governance, the Committee has given consideration to applicable legislation, the Corporation’s by-laws, the organization, structure and ownership of the Corporation as well as to existing policies reflecting the Corporation’s values.

The Committee has been diligent in its review of all current and proposed regulatory requirements and, in respect thereof, continues to monitor and update the Corporation’s corporate governance practices.  In this regard, reference should be made to the information required by National Instrument 58-101 "Disclosure of Corporate Governance Practices" which is set out in Schedule "A" to this Circular, and to the Board's mandate which is set out in Schedule "B" to this Circular.

The information required by Multilateral Instrument 52-110 "Audit Committees" is included in the Corporation's Annual Information Form dated March 14, 2008 (the "AIF") under the heading "Audit Committee Information" and the Audit Committee Charter is set out in Appendix “D” to the AIF.

APPOINTMENT OF AUDITOR

Unless authority is withheld, the persons named in the enclosed form of proxy intend to vote for the reappointment of Ernst & Young LLP, Chartered Accountants, 1000 Ernst & Young Tower, 440 Second Avenue S.W., Calgary, Alberta T2P 5E9, as auditor of the Corporation to hold office until the next annual meeting of shareholders.  Ernst & Young LLP has been the auditor of the Corporation since its inception in 1978 and has no direct or indirect financial interest in the Corporation.

OTHER MATTERS TO BE ACTED UPON

Information contained herein is given as of March 14, 2008.  Management knows of no matters to come before the Meeting other than the matters referred to in the enclosed Notice of Annual General Meeting of Shareholders.  If any matters which are not known at the time of the Circular should properly come before the Meeting, proxies will be voted on such matters in accordance with the best judgment of the person holding such proxy.

ADDITIONAL INFORMATION

Additional information about the Corporation, including financial information, is provided in the Corporation's financial statements and management's discussion and analysis for the year ended December 31, 2007, which can be found, along with all of the Corporation's other publicly filed documents, on SEDAR at www.sedar.com.

For additional copies of this or the financial statements and management's discussion and analysis for the year ended December 31, 2007, please contact the Corporate Secretary of the Corporation at Suite 4700, 888 – 3rd Street S.W., Calgary, Alberta T2P 5C5.

SCHEDULE "A"

PARAMOUNT RESOURCES LTD.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Disclosure Requirement		Our Corporate Governance Practices
1. Board of Directors
a. Disclose the identity of directors who are independent.

J.C. Gorman, D. Jungé, D.M. Knott, W.B. MacInnes, J.B. Roy and A.S. Thomson are independent as that term is defined in section 1.4 of Multilateral Instrument 52-110 Audit Committees ("MI 52-110").  J.C. Gorman, W.B. MacInnes, J.B. Roy and A.S. Thomson, all of the members of the Audit Committee, are also independent as that term is defined in section 1.5 of MI 52-110.

b. Disclose the identity of directors who are not independent, and describe the basis for that determination.

C.H. Riddell, J.H.T. Riddell, V.S.A. Riddell, S.L. Riddell Rose and B.M. Wylie are not independent.  C.H. Riddell and J.H.T. Riddell are not independent because they also members of management of the Corporation.  B.M. Wylie provides consulting services to the Corporation from time to time and accordingly there exists a material business relationship with the Corporation.  V.S.A. Riddell and S.L. Riddell Rose have a familial relationship with the Chief Executive Officer and the President of the Corporation.

c.

Disclose whether or not a majority of directors is independent.  If a majority of directors is not independent, describe what the Board of Directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.

A majority of the directors are independent.

d.

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The directors listed below are also directors or trustees of the reporting issuers set out beneath their respective names below.

C. H. Riddell

Paramount Energy Operating Corp., Administrator
of Paramount Energy Trust

Trilogy Energy Ltd., Administrator
of Trilogy Energy Trust

MGM Energy Corp.

Newalta Income Fund

Duvernay Oil Corp

J. H. T. Riddell Trilogy Energy Ltd., Administrator of Trilogy Energy Trust MGM Energy Corp. Big Rock Brewery Ltd., Administrator of Big Rock Brewery Income Fund
S. L. Riddell Rose Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

e.

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year.  If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

The independent directors hold regularly scheduled meetings semi-annually at which non-independent directors and members of management are not in attendance.  The independent directors will also meet on an ad hoc basis where circumstances warrant.

In the 2007 financial year there were three meetings of the independent directors at which non-independent directors and members of management were not in attendance.

f.

Disclose whether or not the chair of the Board is an independent director.  If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

C.H. Riddell is the Chair of the Board of Directors of Paramount Resources Ltd.  C.H. Riddell is not an independent director.  The Board has appointed Mr. J.B. Roy as Lead Director and Mr. Roy is an independent director.  The responsibilities of the Lead Director include the following:

•

Ensure that the Board has adequate resources, especially by way of full, timely and relevant information to support its decision-making requirements.

•

Assist and provide input to the Chairman on preparation of agendas for Board meetings as required.

•

Consult with the Chairman and the Board on the effectiveness of Board committees.

•

Ensure that independent directors have adequate opportunities to meet to discuss issues without management present.

•

Chair Board meetings when the Chairman and President are not in attendance.

•

Ensure delegated committee functions are carried out and reported to the Board, for example, the CEO performance assessment, CEO and Board succession planning, and strategic planning.

•

Act as a liaison between the Board and management.

g. Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer's most recently completed financial year.		The attendance of each director for all Board meetings is as follows:
Director Name	Committee Meetings Attended	Board Meetings Attended
C. H. Riddell	1 of 1	6 of 6
J.H.T. Riddell	N/A	5 of 6
J. C. Gorman	7 of 8	6 of 6
D. Jungė	3 of 3	6 of 6
D. M. Knott	3 of 3	5 of 6
W. B. MacInnes	11 of 11	5 of 6
V.S.A. Riddell	N/A	6 of 6
S. L. Riddell Rose	N/A	6 of 6
J. B. Roy	11 of 11	6 of 6
A. S. Thomson	6 of 8	5 of 6
B. M. Wylie	2 of 2	6 of 6
Total Attendance Rate	93.6%	93.9%

2. Board Mandate a. Disclose the text of the Board's written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The mandate of the Board of Directors is attached as Schedule "B".

3.     Position Descriptions

a.

Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee.  If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

Written position descriptions have been developed for the Chairman of the Board and for the Chair of each Board committee as well as for the Chief Executive Officer, Chief Financial Officer, President and Chief Operating Officer.

b.

Disclose whether or lon not the Board and CEO have developed a written position description for the CEO.  If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

A written position description has been developed for the CEO and the CFO by the Corporate Governance Committee of the Board.

4.     Orientation and Continuing Education

a.

Briefly describe what measures the Board takes to orient new directors regarding

(i) the role of the Board, its committees and its directors, and

(ii) the nature and operation of the issuer's business.

A Corporate Governance Manual was developed which provides for a Directors' Education Program designed to assist new and existing Board members in understanding the role of the Board, its committees and the contribution individual Board members are expected to make.  New directors will be made aware of the nature and operation of the business of the Corporation through interviews with the Chair and management during which they are briefed on the Corporation and its current business issues.

b.

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors.  If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Information on courses pertaining to corporate governance is circulated to Board members. Additionally, the Corporate Governance Committee meets semi-annually to discuss topical issues and to review and update the Corporate Governance Manual.  The Corporate Governance Committee then reports back to the Board and, where required, obtains Board approvals to revise corporate governance policies/mandates.

5.     Ethical Business Conduct

a.

Disclose whether or not the Board has adopted a written code for the directors, officers and employees.  If the Board has adopted a written code:

(i).disclose how a person or company may obtain a copy of the code;

(ii)  describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted a written Code of Business Conduct (revised November 29, 2006) for all directors, officers, employees and consultants. There is also a written Code of Ethics for the CEO, president, CFO and senior financial supervisors.  In addition, each director has a copy of the Corporate Governance Manual which sets out a standard of conduct expected of directors as does the Disclosure and Insider Trading Policy.  The Board has also adopted a Whistleblower Policy.

The Code of Business Conduct, the Disclosure and Insider Trading Policy and the Whistleblower Policy are set out in the Corporation’s intranet site under the tab Human Resources, Policies, Codes and Guidelines.

Additionally, the Code of Ethics, the Code of Business Conduct and the Whistleblower Policy are available on the Corporation’s website http://www.paramountres.com.  The Code of Ethics and the Code of Business Conduct are also filed on SEDAR.

Lastly, should anyone wish a hard copy of any of these policies, they may be obtained on request from the Corporate Secretary of the Corporation at 4700 - 888 Third Street S.W., Calgary, Alberta T2P 5C5.

Compliance is monitored by the Board receiving, annually, certificates from the officers of the Corporation confirming their compliance with the Code of Business Conduct.  Prior to such certification being given, each employee and consultant will have received a memo from management reiterating the need to comply with the Code of Business Conduct and reminding them that the Whistleblower Policy facilitates anonymous disclosure of any breach.  In addition, senior financial supervisors certify their compliance with the Code of Ethics.

No material change reports have been filed by the Corporation during the 2007 financial year relating to a director's or executive officer's departure from either the Code of Business Conduct or the Code of Ethics.

b.

Describe any steps the Board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Directors must disclose all interests and relationships of which the director is aware which may give rise to a conflict of interest.  Directors are also required to disclose any actual or potential personal interest in a matter on which the Board is making a decision and withdraw from the deliberations.

c. Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

All directors, officers, employees and consultants are provided with a copy of the Code of Business Conduct which stresses that directors, officers, employees and consultants are expected and required to adhere to the highest ethical standards.  Directors, employees and consultants are asked to certify their review of and compliance with the provisions of the Code of Business Conduct and, both initially and on an ongoing basis, any actual or potential conflict of interest situations they are in.  Officers are required to certify that they understand the content and consequences of the Code of Business Conduct annually.

6. Nomination of Directors a. Describe the process by which the Board identifies new candidates for Board nomination.

The Corporate Governance Committee is responsible for identifying new candidates for nomination to the Board and recommending them to the Board when appropriate.  Upon there being a vacancy on the Board or a determination being made that the Board should be expanded, the Corporate Governance Committee would meet to review whether there were particular competencies needed by the Board and to set forth criteria in the selection process.  The Committee would also determine whether any of the members were aware of individuals who might be considered and would also review the advisability of securing independent consultants to assist in the search.  Once a suitable slate of candidates was identified, the Committee would meet with the Chairman for input, after which time, the slate would be presented to the Board.  The Board would then discuss the competencies of the various candidates and, if applicable, identify one or more to be approached.  The Board would also determine which Board member should make the contact after which that member would report back to the Board.

b.

Disclose whether or not the Board has a nominating committee composed entirely of independent directors.  If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The Corporate Governance Committee is composed entirely of independent directors and is charged with identifying new candidates for nomination to the Board.
c. If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Corporate Governance Committee is responsible for considering the appropriate size of the Board, establishing the criteria for Board membership, assessing the competencies and skills of each existing director and any new nominees with a view to achieving competencies and skills that the Board as a whole should possess, proposing candidates for election or re-election and ensuring there is an orientation program in place for new Board members and a continuing education program in place for all directors.

7. Compensation a. Describe the process by which the Board determines the compensation for the issuer's directors and officers.

The Corporate Governance Committee periodically reviews the adequacy and form of compensation of directors to ensure that the level of compensation realistically reflects the responsibilities and risks involved in being an effective director and reports and makes recommendations to the Board accordingly.

The Compensation Committee recommends to the Board the annual salary, bonus and other benefits, direct and indirect, of the CEO and approves the compensation for all other designated officers after considering the recommendations of the CEO, all within the compensation policies and general human resources policies and guidelines concerning employee compensation and benefits approved by the Board.

b.

Disclose whether or not the Board has a compensation committee composed entirely of independent directors.  If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Board has a Compensation Committee which is composed of two independent members and one member who is not independent.  J.B. Roy, the Lead Director, is a member of the Compensation Committee.  The Corporation participates in an annual compensation survey conducted by independent consultants encompassing, among other things, executive compensation.  This survey examines the salary, benefits and other incentive programs in effect with other oil and gas companies operating in Canada.

c. If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Compensation Committee ensures that the Corporation has programs in place to attract and develop management of the highest caliber and to ensure orderly succession of management; implements and administers compensation and general human resource policies and guidelines concerning executive compensation, contracts, stock option and other incentive plans, and proposed personnel changes involving officers reporting to the CEO; reviews the Corporation’s policies and programs relating to benefits; receives the CEO's recommendations relating to annual compensation policies and budgets for all employees; reviews the Corporation’s compensation policies and overall labour relations strategy; makes regular reports to the Board on the Committee's activities and findings; and develops a calendar of activities to be undertaken by the Committee for each ensuing year which is submitted to the Board annually.

d.

If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

No compensation consultant or advisor has, at any time since the beginning of the 2007 financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, however, with respect to compensation matters, Paramount participates in and utilizes the Mercer survey.

8. Other Board Committees a. If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

As discussed previously, the Board has a Corporate Governance Committee whose mandate, among other things, encompasses the nomination of new candidates for directors.  The Board's other standing committee is the Environmental, Health and Safety Committee.  This Committee's purpose is to review and monitor the environmental and employee health and safety policies and activities of the Corporation and its subsidiaries.

In addition, the Audit Committee is responsible for, among other things, reviewing the Corporation’s procedures relating to the disclosure of information with respect to oil and gas activities, including its procedures for complying with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  The Audit Committee also reviews the appointment of the independent engineering firm responsible for evaluating the Corporation’s reserves and reviews the reserves data and the report of the reserves evaluator prior to making recommendations to the Board with respect thereto.

9.     Assessments

a.

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

The Board is responsible for making regular assessments of its effectiveness as well as the effectiveness and contribution of each Board committee and each individual director.  The Corporate Governance Committee establishes and administers a process (including a review by the full Board and discussion with management) for assessing the effectiveness of the Board as a whole and the Board committees.  A Board assessment and evaluation questionnaire is included in the Corporate Governance Manual and each director, as part of the overall assessment process, will complete a questionnaire on an annual basis.

In addition, each Board committee conducts an annual review and assessment of its performance, including compliance with its charter and its role, duties and responsibilities and submits a report to the Board for consideration and recommendations.

Schedule B

PARAMOUNT RESOURCES LTD.

BOARD OF DIRECTORS

MANDATE

(Adopted by the Board of Directors on May 19, 2005)

A. INTRODUCTION

The Board of Directors (the “Board”) has the responsibility for the overall stewardship of the conduct of the business of the Corporation and the activities of management, which is responsible for the day-to-day conduct of the business.  The Board's fundamental objectives are to enhance and preserve long-term shareholder value, to ensure the Corporation meets its obligations on an ongoing basis and that the Corporation operates in a reliable and safe manner.  In performing its functions, the Board should also consider the legitimate interests its other stakeholders such as employees, customers and communities may have in the Corporation.  In overseeing the conduct of the business, the Board, through the Chief Executive Officer, shall set the standards of conduct for the Corporation.

B. PROCEDURES AND ORGANIZATION

The Board operates by delegating certain of its powers to management and by reserving certain powers to itself.  The Board retains the responsibility for managing its own affairs including selecting its Chair, nominating candidates for election to the Board, constituting committees of the Board and determining Director compensation.  Subject to the Articles and By-Laws of the Corporation and the Business Corporations Act, Alberta (the “Act”), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

C. DUTIES AND RESPONSIBILITIES

The Board's principal duties and responsibilities fall into a number of categories which are outlined below.

1.

Legal Requirements

a.

The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained;

b.

The Board has the statutory responsibility to:

I.

manage the business and affairs of the Corporation;

II.

act honestly and in good faith with a view to the best interests of the Corporation;

III.

exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and

IV.

act in accordance with its obligations contained in the Business Corporations Act, Alberta and the regulations thereto, the Corporation's Articles and By-             Laws, securities legislation of each province and territory of Canada, and other relevant legislation and regulations;

c.

The Board has the statutory responsibility for considering the following matters as a full Board which in law may not be delegated to management or to a committee of the Board:

I.

any submission to the shareholders of a question or matter requiring the approval of the shareholders;

II.

the filling of a vacancy among the directors or in the office of auditor;

III.

the issuance of securities;

IV.

the declaration of dividends;

V.

the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

VI.

the payment of a commission to any person in consideration of his/her purchasing or agreeing to purchase shares of the Corporation from the Corporation             or from any other person, or procuring or agreeing to procure purchasers for any such shares;

VII.

the approval of management proxy circulars;

VIII.

the approval of the annual financial statements of the Corporation, MD&A and AIF; and

IX.

the adoption, amendment or repeal of By-Laws of the Corporation.

2.

Independence

The Board has the responsibility to ensure that appropriate structures and procedures are in place to facilitate the Board to function independently of management.  In this regard, the Board shall consist of a majority of “independent directors”i, as that term is defined in Section 1.4 of Multilateral Instrument 52-110, Audit Committee or such guidelines as may hereafter replace the same.  The independent board members should hold separate, regularly scheduled meetings at which members of management are not in attendance.  In as much as the chair of the Board of Paramount Resources Ltd. is not independent, an independent director has been appointed as “lead director.”

3.

Strategy Determination

The Board has the responsibility to ensure there are long-term goals and a strategic planning process in place for the Corporation and to participate with management directly or through its committees in developing and approving, as required, the mission of the business of the Corporation and the strategic plan by which it proposes to achieve its goals, which strategic plan takes into account, among other things, the opportunities and risks of the Corporation’s business.

4.

Managing Risk

The Board has the responsibility to understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are appropriate systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

5.

Division of Responsibilities

The Board has the responsibility to:

a.

appoint and delegate responsibilities to committees where appropriate to do so; and

b.

develop position descriptions for:

I.

the Chair of the Board;

II.

the lead director;

III.

the Chief Executive Officer;

IV.

the President and Chief Operating Officer; and

V.

the Chief Financial Officer.

6.

Appointment, Training and Monitoring Senior Management

The Board has the responsibility to:

a.

appoint the Chief Executive Officer, to monitor and assess the Chief Executive Officer’s performance, to determine and approve the Chief Executive Officer’s compensation, and to provide advice and counsel in the execution of the Chief Executive Officer’s duties;

b.

approve the appointment and remuneration of all other designated corporate officers, acting upon the advice of the Chief Executive Officer;

c.

the extent feasible, to satisfy itself as to the integrity of the Chief Executive Officer and other corporate officers and that the Chief Executive Officer and other corporate officers create a culture of integrity throughout the organization;

d.

ensure that adequate provision has been made to train and develop management and for the orderly succession of management; and

e.

ensure that management is aware of the Board’s expectations of management.

7.

Policies, Procedures and Compliance

The Board has the responsibility to:

a.

ensure that the Corporation operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

b.

approve and monitor compliance with significant policies and procedures by which the Corporation is operated;

c.

ensure the Corporation sets high environmental standards in its operations and is in compliance with environmental laws and legislation; and

d.

ensure the Corporation has in place appropriate programs and policies for the health and safety of its employees in the workplace.

8.

Reporting and Communication

The Board has the responsibility to:

a.

ensure the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;

b.

ensure that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

c.

ensure that the financial results are reported fairly and in accordance with generally accepted accounting standards;

d.

ensure the timely reporting of any other developments that have a significant and material impact on the value of the Corporation; and

e.

report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year; and

f.

develop appropriate measures for receiving shareholder feedback.

9.

Monitoring and Acting

The Board has the responsibility to:

a.

monitor the Corporation's progress towards it goals and objectives and to revise and alter its direction through management in response to changing circumstances;

b.

take action when performance falls short of its goals and objectives or when other special circumstances warrant;

c.

ensure that the Corporation has implemented adequate internal control and management information systems which ensure the effective discharge of its responsibilities; and

d.

make regular assessments of the Board’s effectiveness, as well as the effectiveness and contribution of each Board Committee.  This responsibility has been delegated to the Corporate Governance Committee working in conjunction with the Chairman of the Board.

Endnotes

i 1.4

Meaning of Independence --

(1)

An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.

(2)

For the purposes of subsection (1), a “material relationship” means a relationship which could, in the view of the issuer's board of directors, be reasonably expected to interfere with the exercise of a member's independent judgement.

(3)

Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:

(a)

an individual who is, or has been within the last three years, an employee or executive officer of the issuer:

(b)

an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c)

an individual who:

(i)

is, a partner of a firm that is the issuer’s internal or external auditor;

(ii)

is an employee of that firm; or

(iii)

was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time.

(d)

an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)

is a partner of the firm that is the issuer’s internal or external auditor;

(ii)

is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice; or

(iii)

was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(e)

an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer's current executive officers serves or served at the same time on the entity's compensation committee; and

(f)

an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.

(4)

Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely  because:

(a)

he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or

(b)

he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.

(5)

For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(6)

For the purposes of clause (3)(f), direct compensation does not include:

(a)

remuneration for acting as a member of the board of directors or of any board committee of the issuer; and

(b)

the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

(7)

Despite subsection (3) an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member: (a) has previously acted as an interim chief executive officer of the issuer; or (b) acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

(8)

For the purpose of section 1.4, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.